

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Avenue
Atlanta, GA 30318

> **Re:** **Dominovas Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 1, 2015**
> **File No. 333-199826**

Dear Mr. Allen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Government Approvals, page 32

1. You disclose here that you are not required to obtain government approval of your products. However, your revised risk factor disclosure at page 10 states that you "must obtain licenses or authorizations from various U.S. Government agencies such as DDTC or DOE, before [you] are permitted to sell such products or license such technology outside of the U.S." Please revise or advise as to the apparent inconsistency.

Sources and Availability of Raw Materials, page 33

2. You disclose that you do not use raw materials in your business. However, your risk factor disclosure at page 9 states that the RUBICON^{TM} is "exclusively dependent on hydrogen" and that you are "inherently dependent on fuel suppliers to delivery their product to [you]." Please advise or revise as to this apparent inconsistency.

Executive Compensation, page 42

Outstanding Equity Awards at Fiscal Year-End August 31, 2014, page 44

3. We note you disclose that Dr. Islam had outstanding equity awards of 225,000 shares but these awards are not reflected in the summary compensation table. Please advise or revise.

Exhibits

4. Please file a revised opinion that reflects the number of shares being registered.

Financial Statements

General

5. We note the consent you obtained from Dale Matheson Carr-Hilton Labonte LLP, and filed as Exhibit 23.01, appears to be (i) outdated with respect to the opinion on page F-8, referencing the date of an earlier opinion rather than the date of the reissued opinion (following restatement for the Dominovas Energy Corporation financial statements); and (ii) incorrect with respect to the opinion on page F-27, referencing financial statements of Dominovas Energy LLC (which do not appear in the filing), rather than Dominovas Technologies LLC. Please obtain and file a consent from your auditors for all audit opinions included in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director